UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 14, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 14, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS SEPTEMBER SALES PERFORMANCE

Mumbai, October 14, 2015: Jaguar Land Rover, the UK's leading manufacturer of premium luxury vehicles today reported September retail sales of 47,634 vehicles, up 3% from a record September 2014 performance. The company sold 349,412 vehicles in the first nine months of 2015, in line with prior year.

Jaguar Land Rover's regional performance year-to-date shows 21% growth in Europe, 18% in North America and 15% in the UK, with Overseas down 12%. Sales in the China Region are down 29% year-to-date.

Commenting on the performance, Andy Goss, Jaguar Land Rover Group Sales Operations Director said: ''The all-new Jaguar XE and the all-new Discovery Sport continued to impress this month, retailing more than 13,000 vehicles in total.

''Sales in the UK, Europe and North America have shown impressive growth year-to-date and despite a challenging macro-economic environment, particularly in China, customer demand for both our Jaguar and Land Rover vehicles remains encouraging.''

Jaguar delivered a solid performance in the month, selling 10,394 vehicles, up 22%. The increase reflects strong sales of the all-new Jaguar XE sports saloon in markets in which it has gone on sale since May, with China sales only starting in September and US sales starting in 2016. The introduction of the all new Jaguar XF only started this quarter, following the run out of the prior model.

Land Rover retailed 37,240 in September, down 1% year on year compared to a very strong September in 2014. The new Discovery Sport is outselling by 30% the Freelander it replaced and Range Rover and Range Rover Sport were up 6% and 11% respectively.

For the quarter ended 30 September, which is the second quarter of Jaguar Land Rover's Fiscal Year 2015/16 (Q2 FY16) the company retailed 110,200 vehicles. This was down 1% year-on-year, as continuing strong performance in Europe, up 34%, North America, up 23%, and the UK, up 9%, helped offset lower sales in Overseas (including Russia, Brazil, and MENA) and China markets, down 12% and 32% respectively.

The lower sales in China in Q2 FY16 reflect the continued accelerated slowing of economic conditions in China, together with planned new model transitions. These include local production of the Range Rover Evoque followed by the Land Rover Discovery Sport, as well as run out of the Jaguar XF and XJ in advance of the all new XF and 16 Model Year XJ to be launched in China later in FY16.

In addition, as previously reported, Jaguar Land Rover had about 5,800 vehicles stored at the port of Tianjin at the time of the explosion and tragic loss of lives in August. Many of these vehicles were destroyed or damaged. Given the exceptional nature of this event, Jaguar Land Rover is still assessing the damages and it may be some time before the company knows what insurance and other recoveries will be. In these circumstances, there is likely to be a one-time exceptional charge in Q2 FY16 before any potential recoveries in subsequent quarters.

The overall Q2 performance has been affected as a result of the above factors.

Jaguar Land Rover remains confident about the future and in the second half of FY16 plans to continue to build on the successful launches of the Land Rover Discovery Sport, the Jaguar XE and the new Jaguar XF, as well as launch the new 16 Model Year Range Rover Evoque and Jaguar XJ, followed by the recently unveiled Jaguar F-Pace in late Q4 FY16.

ENDS.

Notes to editors:

Jaguar Land Rover:

  In 2015/16 Jaguar Land Rover will spend over GBP 3 billion on new vehicle creation and capital expenditure. In the same period, the company will launch 12 new and refreshed vehicles from its UK plants, such as the Jaguar F-PACE at Solihull.
  In the past five years, Jaguar Land Rover has tripled its turnover, doubled its sales and doubled its workforce.
  In calendar year 2014, Jaguar Land Rover sold 462,678 vehicles. Of that, Jaguar sold 81,570 vehicles and Land Rover sold 381,108 vehicles.
  Jaguar Land Rover is one of the UK's largest exporters and generates over 80% of its revenue from exports.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Joan Chesney, Senior Communications Officer M: + 44 (0)7467 448 229 E: jchesney@jaguarlandrover.com

Ken McConomy, Head of Corporate Relations M: +44 7714 725 236 E: kmcconom@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.